May 14, 2021 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance

Office of Technology

100 F Street, NE
Washington, D.C. 20549

Attn:	Sergio Chinos and Perry Hindin

Re:	REE Automotive Ltd.

Registration Statement on Form F-4

Filed March 10, 2021

File No. 333-254070

Dear Mr. Chinos and Mr. Hindin:

On behalf of our client, REE Automotive Ltd., a company organized under the laws of Israel (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form F-4 filed on March 10, 2021 (the “Registration Statement”), contained in the Staff’s letter dated April 7, 2021 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 1 to its Registration Statement on Form F-4 (the “Form F-4”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. The Registration Statement has also been revised to reflect in the Form F-4 the restatement of 10X Capital Venture Acquisition Corp’s financial statements, as indicated in Amendment No. 1 to 10X Capital’s Annual Report on Form 10-K/A filed with the SEC on the date hereof, to provide for the re-classification of 10X Capital’s warrants as liabilities in accordance with the statement of the Acting Director and Acting Chief Accountant of the Division of Corporation Finance dated April 12, 2021. All page references in the responses set forth below refer to page numbers in the Form F-4.

Form F-4 filed March 10, 2021

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS, page 8

1.	Please add a question and answer that addresses the positive and negative factors considered when determining to enter into the business combination agreement and its rationale for approving the transaction.

Response: In response to the Staff’s comment, the Company has added a question and answer to page 11 of the Registration Statement.

United States Securities and Exchange Commission

May 14, 2021

2.	Please add a question and answer highlighting any material differences in the rights of security holders as result of the dual class structure.

Response: In response to the Staff’s comment, the Company has added a question and answer on page 10 of the Registration Statement.

Q. What interest do the Sponsor and the current officers and directors of 10X Capital have in the Merger?, page 11.

3.	We note that you intend to include the value of the Sponsor Shares and Private Warrants as of the record date for the special meeting. In your next amendment please fill in the brackets to include the value as of the most practicable date.

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout the Registration Statement to include the value of the Sponsor Shares and Private Warrants as of the most practicable date.

4.	Please quantify, here and elsewhere, the out-of-pocket expenses incurred by your Sponsor, executive officers, directors, and their respective affiliates as of a recent practicable date.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 14 of the Registration Statement to quantify the out-of-pocket expenses incurred by the Sponsor, 10X Capital’s officers and directors and their affiliates as of May 14, 2021.

Unaudited Historical Comparative and Pro Forma Combined Per Share Data of 10X Capital and REE, page 28

5.	Please provide pro forma equivalent per share disclosures. Refer to Part I.A Item 3, paragraph (f) of Form F-4. See Instruction 1 to the Item for guidance on equivalent per share data.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 30 and 31 of the Registration Statement.

Certain Unaudited Prospective Financial Information of REE, page 89

6.	The bullet points on pages 90 and 91 reference a number of “assumptions that REE’s management believed to be material” but lack necessary detail for shareholders to evaluate and assess the validity of the projections as part of shareholders’ overall consideration of the merits of the Merger. Please revise to describe the following assumptions with greater specificity and quantify where practicable:

●	the “range of assumptions” related to “volumes, timelines, average selling prices...and growth in the various markets REE is targeting;”

●	the “forecasts” of the “corresponding costs” that are expected to “vary significantly;”

●	“key assumptions impacting profitability projections” such as the costs of research and development and “associated software development costs, including the cost of headcount, prototype vehicles, tooling and other third-party engineering” and the “further assumptions” regarding REE’s sales and general administration expenditures, including the costs related to headcount and third-party service providers;” and

United States Securities and Exchange Commission

May 14, 2021

●	the assumptions regarding “expenditure required to build REE’s future integration centers, including the cost of initial set up cost, the cost of manufacturing and assembly equipment.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 33, 44, 94 - 95 and 167 of the Registration Statement.

PROPOSAL NO. 3 - THE MATERIAL DIFFERENCES CHARTER PROPOSAL, page 96

7.	Please revise to disclose the general effect of shareholder approval including, but not limited to, the effect that your dual class structure will have on Class A shareholders’ ability to influence corporate matters.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 100 of the Registration Statement.

Certain Material U.S. Federal Income Tax Considerations, page 111

8.	We note that you intend for the transaction to qualify as a reorganization under Section 368 of the Code, please revise your disclosures here to more clearly state counsel’s tax opinion on whether the transaction will qualify as such a reorganization. In addition, please file a tax opinion as an exhibit to your registration statement, or provide us with your analysis why the tax consequences are not material to an investor and therefore no tax opinion is required to be filed. Please refer to Sections III.A.2 of Staff Legal Bulletin 19 and Item 601(b)(8) of Regulation S-K.

Response: In response to the Staff’s comment, the Company advises the Staff that it has reviewed the disclosure under the heading “Certain Material U.S. Federal Income Tax Considerations” in light of the Staff’s comment and the guidance provided by Staff Legal Bulletin No. 19. The Company respectfully submits that it believes that, based on the grounds set forth below, pursuant to Staff Legal Bulletin No. 19, (i) the disclosure is not required to be revised to state counsel’s tax opinion on whether the transaction will qualify as a “reorganization” within Section 368 of the Code and (ii) it is not required to file a tax opinion as an exhibit to the registration statement.

United States Securities and Exchange Commission

May 14, 2021

Section III.A.1. of Staff Legal Bulletin 19 provides, in relevant parts, that Item 601(b) of Regulation S-K requires opinions on tax matters for registered offerings where “the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing” (emphasis added).

Because the disclosure, as currently drafted, does not contain a representation as to the Intended Tax Treatment (as defined below), the Company believes that the requirements with respect to a tax opinion (either in the long-form or the short-form) or with respect to the disclosure, as set forth in Section III of Staff Legal Bulletin 19, do not apply to the filing.

While the Company and 10X Capital intend that, for U.S. federal income tax purposes, the Merger contemplated by the Merger Agreement qualifies as a “reorganization” within the meaning of Section 368(a) (“Section 368”) of the Internal Revenue Code, as amended (the “Code”) (the “Intended Tax Treatment”), due to inherent uncertainty in the application of certain technical requirements of Section 368 to the specific facts of the transaction, the Merger may not qualify for the Intended Tax Treatment. In particular, the disclosure, as currently drafted, states that to qualify as a reorganization, a transaction must satisfy certain requirements, including that the acquiring corporation (or, in the case of certain reorganizations structured similarly to the Merger, its corporate parent) continue, either directly or indirectly through certain controlled corporations, either a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business (in each case, within the meaning of Treasury regulations Section 1.368-1(d)). The disclosure, as currently drafted, further states that, due to the absence of guidance bearing directly on how the above rules apply in the case of an acquisition of a corporation with investment-type assets, such as 10X Capital, the qualification of the Merger as a reorganization is not free from doubt.

Additionally, as stated in the disclosure as currently drafted, the closing of the Merger is not conditioned upon the receipt of an opinion of counsel that the Merger will qualify as a reorganization, and neither 10X Capital nor the Company intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the Merger. Consequently, no assurance can be given that the IRS will not challenge the Intended Tax Treatment or that a court will not sustain such a challenge by the IRS. Based on the above, the Company submits that neither the Company nor any other party to the Merger makes any representations or provides any assurances regarding the tax treatment of the Merger.

United States Securities and Exchange Commission

May 14, 2021

REE’S BUSINESS, page 141

9.	We note your disclosure that you have projected unit sales of approximately 737,000 REE platforms through the end of 2026, of which 260,000 platforms are represented by references in signed, non-binding MOUs. Please discuss all material terms of the nonbinding MOUs including, but not limited to, the cancellation rights of the potential customers.

Response: The Company has carefully considered the Staff’s comment and respectfully advises the Staff that it has determined that the terms of the MOUs are not material on an individual basis. Since the initial filing of the Registration Statement on March 10, 2021, the Company has entered into a number of new strategic collaborations. As disclosed on page 94 of the Registration Statement, as of April 15, 2021 the Company had entered into six strategic collaborations, consisting of MOUs and strategic, alliance and development agreements, with discussions in progress for another ten strategic collaborations. In addition to these 16 programs, the Company continues to develop new strategic relationships with potential partners, and since April it has signed several additional strategic collaborations and initiated discussions with new potential strategic partners. Given the non-binding nature of most of these agreements, as well as their increasing number as the Company pursues its business plan, the Company believes that no individual strategic collaboration is material. The Company has revised the disclosure on pages 156 and 157 to provide a clear description of the terms of the signed strategic collaborations.

Total Addressable Market, page 143

10.	We note your use of Compound Annual Growth Rate (CAGR) estimates, please revise your disclosure to include balancing language stating that there is no guarantee that you will achieve comparable metrics in the future.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 148 of the Registration Statement.

Key Agreements and Partnerships, page 151

11.	We note that you have entered into a number of agreements with third-parties. Please file all material agreements as exhibits to your next amendment.

Response: The Company respectfully advises the Staff that it has determined that none of the agreements with third parties described under the “Key Agreements and Partnerships” section (the “Agreements”) constitute a material contract under Item 601(b)(10) of Regulation S-K. Pursuant to Item 601(b)(10)(ii), a contract need not be filed if it is entered into in the ordinary course of its business and does not fall within any of the exceptions set forth therein. The Company respectfully submits that all of the Agreements are of the type that ordinarily accompany the kind of business conducted by the Company and that subclauses (ii)(A), (C) and (D) are not applicable because the Agreements do not involve any insider counter-parties, the sale of property, plant or equipment or material lease of property. Furthermore, subclause (ii)(B) does not apply because the Company is not “substantially dependent” on any one of the Agreements for the reasons set forth below.

The Company plans to sell its products directly to OEMs, logistic and commercial players, mobility providers and e-commerce leaders and other customers and end users. As such, the strategic collaborations, which include signed memorandums of understanding and strategic, alliance and development agreements, memorialize strategic plans and opportunities with a diverse swath of potential customers and partners across multiple addressable markets. The Company values its relationships with its strategic partners and believes the Agreements demonstrate its growing market traction; however, given the breadth of potential customer and supplier options available to the Company and the diversity of its current ecosystem of partners, the Company is not dependent to a material extent on any one Agreement.

United States Securities and Exchange Commission

May 14, 2021

Furthermore, the Agreements are generally non-binding and set forth the terms by which the Company and potential partner will explore a long-term strategic partnership. To the extent that the counterparty and the Company agree to advance their relationship, the parties would subsequently enter into a separate, definitive agreement containing pricing, volume and other material commercial terms. The Company has yet to execute any such definitive supply or manufacturing agreements for production of its products or any of its other future product offerings. The Company also continues to explore opportunities to secure alternative suppliers and further expand its global network of strategic partners and potential customers with additional collaboration agreements.

Accordingly, the Company believes that the Agreements are not required to be filed as exhibits to the Registration Statement under Item 601(b)(10) of Regulation S-K.

REE’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Operating Results, page 162

12.	In regard to the disclosures related to projected unit sales, please more fully explain the following:

●	Clarify whether the MOUs relate to existing products or products being developed and, if applicable, address the anticipated time frame for completing products being developed;

●	Disclose and discuss the actual terms of the signed, non-binding MOUs, including the anticipated time frames for potential deliveries, whether any deposits are required, and if there are any limits on the ability of potential customers to cancel MOUs; and

●	Explain your basis for estimating the projected unit sales, including key underlying assumptions.

Response: In response to first and third bullet points of the Staff’s comment, the Company has revised the disclosure on pages 33, 44, 94 and 167 of the Registration Statement.

The Company has carefully considered the second bullet point and respectfully advises the Staff that it has determined that the terms of the MOUs are not material on an individual basis. Since the initial filing of the Registration Statement on March 10, 2021, the Company has entered into a number of new strategic collaborations. As disclosed on page 94 of the Registration Statement, as of April 15, 2021 the Company had entered into six strategic collaborations, consisting of MOUs and strategic, alliance and development agreements, with discussions in progress for another ten strategic collaborations. In addition to these 16 programs, the Company continues to develop new strategic relationships with potential partners, and since April it has signed several additional strategic collaborations and initiated discussions with new potential strategic partners. Given the non-binding nature of most of these agreements, as well as their increasing number as the Company pursues its business plan, the Company believes that no individual strategic collaboration is material. The Company has revised the disclosure on pages 156 and 157 to provide a clear description of the terms of the signed strategic collaborations.

United States Securities and Exchange Commission

May 14, 2021

Liquidity and Capital Resources, page 169

13.	Please quantify and more fully disclose and discuss REE’s anticipated long term liquidity requirements as well as its priorities based on potential changes in the amount of redemptions and available cash after the merger.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 174 of the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 174

14.	Please reconcile the number of shares to be held by existing REE shareholders in the tabular disclosure on page 176 with the disclosure on page 9. Please also more fully explain the disclosure that the REE class B ordinary shares, that will be issued to the founders and carry 10 votes per share, have no economic or participating rights and have been excluded from the calculations of earnings per share. Please clarify where and how the founders economic rights/interests will be held.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 181 of the Registration Statement to explain more fully that the REE class B ordinary shares have no economic or participating rights and that the founders’ economic rights/interests are represented by class A ordinary shares.

In response to the Staff’s reconciliation request, the Company respectfully submits that the tabular disclosure on page 9 is calculated on a fully diluted basis (including the exercise of all REE options and warrants), and is based on the number of existing REE shareholders as of May 14, 2021. The tabular disclosure on page 176, meanwhile, assumes no options or warrants have been exercised, and is based on the number of existing REE shareholders as of the year ended December 31, 2020. Please see below the reconciliation between the number of shares to be held by existing REE shareholders in the tabular disclosure on page 176 with the disclosure on page 9:

Outstanding shares as of December 31, 2021 assuming no redemption	234,160,398
Unexercised options and warrants	120,393,599
New shares issued between January-May 14, 2021	9,655,539
364,209,536

Outstanding shares as of December 31, 2021 assuming maximum redemption	218,202,529
Unexercised options and warrants	120,393,599
New shares issued between January-May 14, 2021	9,655,539
348,251,667

United States Securities and Exchange Commission

May 14, 2021

15.	Refer to note 4 adjustment (D) on page 186. It is not clear to us why the estimated transactions costs are not being reflected as being paid by reducing cash and accrued expenses to more appropriately present the amount of pro forma cash that will be available subsequent to the merger. Please clarify or revise your disclosures accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 186 of the Registration Statement.

16.	Refer to note 4 adjustment (K) on page 186. It is not clear to us what this adjustment relates to or where this transaction is disclosed and discussed in the filing. Please more fully disclose and discuss the terms of and the proposed accounting for the stock options to be issued to the founders. In addition, we note references to adjustment (L) in the pro forma balance sheets but no corresponding adjustment is included in the related footnotes.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 186 of the Registration Statement.

17.	Refer to note 5 on page 187. Please quantify any potentially dilutive shares that are excluded from the calculations of historical and pro forma net loss per share.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 187 of the Registration Statement.

Index to Financial Statements, page F-1

18.	Please provide updated financial statements and related disclosures throughout the filing for both REE and 10X Capital in accordance with Item 8.A.4 of Form 20-F and Rule 8-08 of Regulation S-X.

Response: In response to the Staff’s comment, the Registration Statement has been revised throughout to include updated financial statements and related disclosures for the year ended December 31, 2020 in accordance with Item 8.A.4 of Form 20-F and Rule 8-08 of Regulation S-X.

United States Securities and Exchange Commission

May 14, 2021

Consolidated Financial Statements - REE Automotive Ltd and Its Subsidiaries Consolidated Statements of Comprehensive Loss, page F-4

19.	Please address the following:

●	To be consistent with disclosures throughout the filing, please present operating losses, net losses, net comprehensive losses, and loss per share amounts in parentheses to clearly identify them as negative amounts here and throughout the notes to the financial statements; and

●	We note the historical financial statements and all related share and per share disclosures throughout the filing do not reflect the stock split that will occur as a result of the merger. Explain to us if and how the stock split is expected to be reflected in the filing prior to effectiveness, including in the historical financial statements.

Response: In response to the Staff’s comment, the Company has provided 2020 year-end financial statements that present the amounts for operating losses, net losses, net comprehensive losses, and loss per share in the manner advised.

In response to the Staff’s comment regarding the stock split, the Company has revised the disclosure throughout to reflect the stock split that is expected to occur as a result of the merger, and clarified the assumptions used in calculating such split.

Note 2 - Significant Accounting Policies

Stock-based compensation, page F-11

20.	You disclose that management determined the fair value of your ordinary shares, with input from valuation reports prepared by third-party valuation specialists. Please revise your disclosures in MD&A to address any material differences between the valuations management used to determine the fair values of recently granted stock options relative to the fair value implied by the current merger transaction.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 166 of the Registration Statement.

Note 12 - Segments, page F-29

21.	You refer to your two operating segments as Automotive and SoftWheel in MD&A; however, you refer to your two operating segments as REE and SoftWheel in the Segment note. Please use consistent terminology throughout the filing.

Response: In response to the Staff’s comment, the Company has revised the filing to use the “REE” and “SoftWheel” terminology throughout the filing.

22.	Please disclose revenues and long-lived assets related to your country of domicile and also specifically identify each other individual foreign country that is listed and deemed material. In addition, please disclose the method you use to attribute revenues from external customers to individual countries. Refer to ASC 280-10-50-41. This comment is also applicable to the disclosures on page F-39.

Response: In response to the Staff’s comment, the Company has addressed this point in its year-end 2020 financial statements.

United States Securities and Exchange Commission

May 14, 2021

Financial Statements - 10X Capital

Note 6 - Commitments

Registration Rights, page F-59

23.	Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.

Response: In response to the Staff’s comment, Note 6 to 10X Capital Venture Acquisition Corp’s financial statements has been revised.

*   *   *

Please do not hesitate to contact Colin Diamond at (212) 819-8754 or Maia Gez at (650) 213-0302 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

White & Case LLP

cc:	Daniel Barel, REE Automotive Ltd.